Grupo Financiero/Galicia

                          GRUPO FINANCIERO GALICIA S.A.
            "Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"

                   LIST OF MEMBERS OF THE BOARD OF DIRECTORS -

                   SYNDICS COMMITTEE - CERTIFYING ACCOUNTANTS

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                                                                      Expiration of Term of Office

Chairman                Cdor. Antonio R. Garces                              April 23, 2005

Vice-Chairman           Ing. Federico Braun                                  April 23, 2005

Directors               Lic. Abel Ayerza                                     April 23, 2006
                        Lic. Eduardo J. Zimmermann                           April 23, 2006
                        Sr. Silvestre Vile Moret                             April 23, 2005
                        Lic. Marcelo L. S. Tonini                            April 23, 2006

Alternate Directors     Lic. Pablo Gutierrez                                 April 23, 2006
                        Lic. Pedro A. Richards                               April 23, 2006
                        Sra. Maria Ofelia H. de Escasany                     April 23, 2005
                        Cdor. Luis S. Monsegur                               April 23, 2005
                        Dr. Alejandro M. Rojas Lagarde                       April 23, 2005
                        Lic. Sergio Grinenco                                 April 23, 2006

Syndics                 Dr. Adolfo Melian                                    April 23, 2004
                        Cdor. Norberto D. Corizzo                            April 23, 2004
                        Cdor. Luis O. Oddone                                 April 23, 2004

Alternate Svndics       Dr. Miguel N. Armando                                April 23, 2004
                        Cdor. Alejandro Massa                                April 23, 2004
                        Cdor. Miguel C. Maxwell                              April 23, 2004

Certifying Accountants: Price Waterhouse & Co. - Price WaterhouseCoopers

                        Independent Acc.:  Cdor. Ignacio Javier Cases Rua    December 31, 2003

                        Alternate Acc.:  Cdor. Martin Barbafina              December 31, 2003
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